UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Gulf Island Fabrication, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

402307102

(CUSIP Number)

EVAN WAX
WAX ASSET MANAGEMENT, LLC
44 Cherry Lane
Madison, CT 06443
203-941-0111

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402307102

1	NAME OF REPORTING PERSON

Wax Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,452,033
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,452,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,452,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IA

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CUSIP No. 402307102

1	NAME OF REPORTING PERSON

Evan Wax
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,452,033
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,452,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,452,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

HC

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CUSIP No. 402307102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Wax Asset Management, LLC previously filed a statement on Schedule 13G pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of a change in purpose, the Reporting Persons (as hereinafter defined) are transitioning to a Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of Gulf Island Fabrication, Inc., a Louisiana corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 16225 Park Ten Place, Suite 300, Houston, Texas 77084.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Wax Asset Management, LLC, a Connecticut limited liability company (“Wax Management”); and
(ii)	Evan Wax, who serves as the Portfolio Manager of Wax Management, and as the sole director and officer of Wax Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 44 Cherry Lane, Madison, CT 06443.

(c)       The principal business of Wax Management is to operate as an investment advisory firm and to make public equity investments. The principal occupation of Mr. Wax is serving as the Portfolio Manager and President of Wax Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Wax is a citizen of the United States of America.

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CUSIP No. 402307102

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Wax Management on behalf of its customers, including brokerage commissions, was approximately $11,255,988. The source of funds for the Shares acquired for the accounts of Wax Management customers were funds of such customers.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including the Issuer’s current strategic review process, potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance and/or corporate governance policies, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 15,237,502 Shares outstanding as of August 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019.

A.	Wax Management
(a)	As of the close of business on October 4, 2019, Wax Management beneficially owns 1,452,033 Shares, which represents approximately 9.5% of the Issuer’s outstanding Shares. All of such Shares are held directly by investment advisory clients of Wax Management (which include Mr. Wax). Wax Management is deemed to be a beneficial owner of such Shares pursuant to Rule 13d-3 under the Exchange Act due to its discretionary power to make investment and voting decisions over such Shares on behalf of its clients.
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CUSIP No. 402307102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,452,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,452,033
(c)	The transactions in the Shares by Wax Management during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Wax
(a)	Mr. Wax is the Portfolio Manager and President of Wax Management and accordingly may be deemed to be a beneficial owner of the 1,452,033 Shares beneficially owned by Wax Management, which represents approximately 9.5% of the Issuer’s outstanding Shares.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,452,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,452,033
(c)	The transactions in the Shares by Wax Management during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) of the Exchange Act, are the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

(d)	The investment advisory clients of Wax Management have the right to receive, and the power to direct the receipt of dividends from, or proceeds from the sale of, the respective Shares held by such clients reported herein.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 4, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. 402307102

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Wax Asset Management, LLC and Evan Wax, dated October 4, 2019.

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CUSIP No. 402307102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2019

WAX ASSET MANAGEMENT, LLC

By:	/s/ Evan Wax
	Name:	Evan Wax
	Title:	President

/s/ Evan Wax
Evan Wax

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CUSIP No. 402307102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Date of Purchase	Securities Purchased	Price per Share ($)
Purchase	8/15/19	8,622*	6.53
Purchase	8/16/19	1,005*	6.62
Purchase	8/20/19	5,000*	6.54
Purchase	8/26/19	6,206*	6.55
Purchase	8/27/19	13,415*	6.26
Purchase	8/28/19	4,103*	6.33
Purchase	8/29/19	15,484*	6.09
Purchase	8/30/19	11,035*	6.10
Purchase	9/4/19	22,500	6.08
Purchase	9/5/19	2,165	5.96
Purchase	9/9/19	1,000	5.94
Purchase	9/18/19	8,714	6.02
Purchase	9/20/19	11,112	5.77
Purchase	9/26/19	8,272	5.67
Purchase	9/27/19	20,000	4.93
Purchase	10/1/19	105,950	5.13
Purchase	10/2/19	26,200	5.15

* Represents Shares that were included in the Reporting Persons’ beneficial ownership reported in the Schedule 13G filed on September 4, 2019.